Exhibit 99.1
Operating and Financial Review and Prospects

OPERATING RESULTS
Description of accounting policies changed during the period.

We disclose herein the new accounting policy that has been applied from January 1, 2019, where it is different to those applied in prior periods.

Leases:

For fiscal years beginning on January 1st 2019 and onward it is mandatory the adoption of IFRS 16 - Leases.

The Company has adopted IFRS 16 Leases from January 1, 2019, but has not restated comparatives for previous reporting period as permitted under the specific transition provisions in the Standard, following the simplified approach .

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. In the previous year, the Company only recognize lease liabilities in relation to leases that were classified as "Finance leases" under IAS 17 Leases. For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The adoption of IFRS 16 Leases from January 1, 2019, resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

Short term leases are recognized on a straight line basis as an expense in the income statement.

Description of accounting policies in place as of June 30, 2019 but not in place as of June 30, 2018.

Fair value for farmlands and Investment properties:

Since September 2018, the Company changed the accounting policy for its farmlands, adopting the revaluation model for all farmlands with a total valuation of US$ 772 million as of June 30, 2019, the valuation is determined using a sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, with price per hectare as the more important criterion. The Company estimated that, other factors being equal, a 10% reduction on the sales price for the period ended June 30, 2019 would have reduced the value of the farmlands by US$ 77.2 million. This would generate a negative effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. If farmlands were stated on the historical cost basis, that means, not having applied the revaluation model, the amount of the farmland item as of June 30, 2019 would be US$ 235 million.

Also, since September 2018, the Company changed the accounting policy for all investment properties, adopting the revaluation model. For all investment properties with a total valuation of US$ 40.7 million as of June 30, 2019, the valuation was determined using sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, with price per hectare as the more important criterion. The increase or decrease in the fair value is recognized in the statement of income under the line item "Other Operating Income, Net". The Company estimated that, other factors being equal, a 10% reduction on the sales price for the period ended June 30, 2019 would have reduced the value of the investment properties on US$ 4.0 million, which would impact the line item "Net gain from fair value adjustment".

Application of IAS 29 / Hyperinflation accounting:

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018. Accordingly our financial statements as of June 30, 2019 and for the six-month period then ended applying IAS 29.

IAS 29 requires, adjustment of all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period.

After the restatement under IAS 29 described above, under IAS 21 all amounts are translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S. dollars at the closing exchange rate for such monthly reported period. As a result the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i)    Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.
The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2018/2019	2017/2018	% Change
	Harvest Year (1)	Harvest Year (1)	2018/2019 - 2017/2018
Corn (2)	7.6	5.3	43.4%
Soybean	3.2	2.0	60.0%
Soybean (second harvest)	1.5	1.2	25.0%
Wheat (3)	2.9	2.2	31.8%
Peanut	3.2	2.7	18.5%
Sunflower	1.6	1.8	(11.1)%
Rice	5.9	6.9	(14.5)%
Sugarcane	85.0	95.8	(11.3)%

(1)
The table above sets forth current yields in respect of harvest years as of June 30. The portion of harvested area completed as of June 30, 2019 was 34.3% for corn, 100% for soybean first harvest, 93.9% for soybean second harvest, 100% for wheat, 73.5% for peanut, 100% sunflower and 100% for rice. The portion of harvested area completed as of June 30, 2018 was 58.6% for corn, 100% for soybean first harvest, 88.6% for soybean second harvest, 100% for wheat, 100% for sunflower and 100% for rice.

(2)	Includes sorghum, chia.

(3)	Includes barley, rye, oats and chickpea.

(ii) Effects of Fluctuations in Production Costs
We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel, (v) farm leases and (vi) labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.

(iii) Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuations. For example, between January 1, 2019 and June 30, 2019, ethanol prices decreased by 2.1%, according to Escuela Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data, sugar prices increased by 4.2%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2019 to June 30, 2019, soybean prices stayed flat, while corn prices decreased by 4.9%. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and agricultural produce to third parties.
The following graphs show the spot market price of some of our main products since March 31, 2014 to June 30, 2019, highlighting the periods from January 1 to June 30, 2018 and January 1 to June 30, 2019:

(iv) Fiscal Year and Harvest Year
Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.
The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area
Our results of operations also depends on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and six to seven years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after it´s harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Six-month period ended June 30,
	2019	2018	Change (%)
	(Hectares)
Crops (1)	153,572	153,970	(0.3)%
Rice	40,417	40,289	0.3%
Sugar, Ethanol and Energy	163,391	149,237	9.5%

(1) Does not include second crop area or forage.

Crops and rice production area during the six-month period ended June 30, 2019 compared to the same period in 2018, show no significant changes. The increase in sugar, ethanol and energy production area in 2019 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year.

(vi) Effect of Acquisitions, dispositions and land transformation
Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.
Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil—Changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3. Risk Factors” in our Form 20-F.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.
Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition. During the six-month period ended June 30, 2019 we sold one farm in Brazil, "Alto Alegre", for a total consideration of $16.8 million -of which net present value is $13.8 million- for 6,080 hectares.
(vii) Macroeconomic Developments in Emerging Markets
We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products. Since December 2015, the only product that had remained subject to export taxes was soybean and its derivatives. However, in September 2018 due to economic volatility, the government imposed a 12% export tax on all goods exported from Argentina. The 12% export tax will be imposed on the FOB export price of “primary product” goods (including agricultural goods), subject to a cap of four pesos (ARS 4) per U.S. dollar of the corresponding tax value or official FOB price for primary product goods. For all other products, the cap amount will be fixed at three pesos (ARS 3) per U.S. dollar of the corresponding tax value or official FOB price.

As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations
Each of our Argentine, Brazilian and Uruguayan subsidiaries use local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated to local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.
As of June 30, 2019, the Peso-U.S. dollar exchange rate was Ps. 42.48 per U.S. dollar as compared to Ps. 28.93 per U.S. dollar as of June 30, 2018. As of June 30, 2019, the Real-U.S. dollar exchange rate was R$3.85 per U.S. dollar as compared to R$3.88 per U.S. dollar as of June 30, 2018.
The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods since March 31, 2014 to June 30, 2019, highlighting the periods January 1 to June 30, 2018 and January 1 to June 30, 2019:

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell most of our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies and Estimates-Biological Assets and Agricultural Produce.”

(xi) Capital Expenditures and Other Investments
Our capital expenditures during the last two years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities in concordance to our five year plan. Capital expenditures (including both maintenance and expansion) totaled $177.3 million for the six-month period ended June 30, 2019 in comparison to $113.9 million in the same period of 2018. See also “—Capital Expenditure Commitments.”

(xii) Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2019 in each of the countries in which we operate:

Tax Rate (%)
Argentina(1)	30
Brazil(2)	34
Uruguay	25
____________

(1)
During 2017, the Argentine Government introduced changes in the income tax law. Under the new law, the income tax rate will be reduced to 30% for the years 2018 and 2019, and to 25% from 2020 onwards. A new tax on dividends has been introduced with a rate of 7% for the years 2018 and 2019, and 13% from 2020 onwards.

(2)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

The Company’s critical accounting policies and estimates are consistent with those described in Note 33 to the Audited Consolidated Financial Statements included in our Form 20-F, except for the adoption of IFRS 16. (See Note 29 of our Interim Financial Statements as of June 30, 2019).

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet the specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Company’s ‘Farming’ business is comprised of four reportable segments:

•
The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanut, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

•	The Company’s ‘Dairy’ segment consists of the production and sale of milk;

•
The Company’s ‘All other segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments

In order to evaluate the economic performance of businesses on a monthly basis, results of operations are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the US dollar each month in Argentine subsidiaries. These already converted figures are subsequently not readjusted and reconverted. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The following table presents selected financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of June 30, 2019 and 2018, we have not yet completed the 2018/2019 harvest year crops and 2017/2018 respectively. The harvested tons presented correspond to the harvest completed as of June 30, 2019 and June 30, 2018.

	Six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)	Change (%)
	(In thousands of $)
Sales
Farming Business	168,149	153,134	9.8%
Crops	75,656	80,512	(6.0)%
Soybean (1)	18,397	48,911	(62.4)%
Corn (2)	35,529	20,769	71.1%
Wheat (3)	9,006	6,204	45.2%
Peanut	4,541	610	644.4%
Sunflower	3,812	983	287.8%
Other crops(4)	1,661	3,035	(45.3)%
Adjustments(5)	2,710	—	100.0%
Rice(6)	60,318	56,211	7.3%
Dairy (7)	31,339	15,607	100.8%
All other segments (8)	836	804	4.0%
Sugar, Ethanol and Energy Business	219,452	218,352	0.5%
Sugar	37,423	52,278	(28.4)%
Ethanol	155,261	143,697	8.0%
Energy	26,518	22,279	19.0%
Other (9)	250	98	155.1%
Total	387,601	371,486	4.3%
Land Transformation (10)	1,354	36,227	(96.3)%

	2018/2019	2017/2018
	Harvest Year (11) (Unaudited)	Harvest Year (11) (Unaudited)	Chg (%)
Production
Farming Business
Crops (tons)(12)	480,059	399,652	20.1%
Soybean (tons)	187,535	144,602	29.7%
Corn (tons) (2)	136,036	151,855	(10.4)%
Wheat (tons) (3)	114,034	77,913	46.4%
Peanut (tons)	36,517	19,851	84.0%
Sunflower (tons)	5,937	5,181	14.6%
Cotton Lint (tons)	—	250	(100.0)%
Rice (13) (tons)	239,223	276,693	(13.5)%

	Six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)	Chg (%)
Processed rice (14) (tons)	151,235	135,507	11.6%
Dairy (15) (thousand liters)	55,469	47,366	17.1%
Sugar, Ethanol and Energy Business
Sugar (tons)	131,547	141,342	(6.9)%
Ethanol (cubic meters)	320,649	303,726	5.6%
Energy (MWh)	383,347	301,430	27.2%
Land Transformation Business (hectares traded)	6,080	9,300	(34.6)%

	2018/2019	2017/2018
	Harvest Year (Unaudited)	Harvest Year (Unaudited)	Chg (%)
	(Hectares)
Planted Area
Farming Business (16)
Crops	191,822	195,965	(2.1)%
Soybean	73,310	81,269	(9.8)%
Corn (2)	47,854	56,741	(15.7)%
Wheat (3)	40,210	36,533	10.1%
Peanut	15,479	9,374	65.1%
Sunflower	3,825	2,869	33.3%
Cotton	5,316	3,132	69.7%
Forage	5,828	6,047	(3.6)%
Rice	40,417	40,289	0.3%
Total Planted Area	232,239	236,254	(1.7)%
Second Harvest Area	32,422	35,948	(9.8)%
Leased Area	86,308	72,115	19.7%
Owned Croppable Area (17)	107,681	122,144	(11.8)%

	2019	2018	Chg (%)
Sugar, Ethanol and Energy Business
Sugarcane plantation	163,391	149,237	9.5%
Owned land	8,748	8,748	—
Leased land	154,643	140,489	10.1%

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum, chia.

(3)	Includes barley, rye, oats and chickpea.

(4)	Includes seeds and farming services.

(5)	Accumulated adjustment of Hyperinflation accounting translation for our Crops segment sales (See "Hyperinflation in Argentina").

(6)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(7) Includes sales of energy from our biodigester, which produces biogas from effluents of our cows.

(8)
All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.

(9)	Includes operating leases and other services.

(10)	Represents capital gain from the sale of land.

(11)	The table reflects the production in respect of harvest years as of June 30.

(12)	Crop production does not include 193,358 tons and 128,151 tons of forage produced as of June 30, in the 2018/2019 and 2017/2018 harvest years, respectively.

(13)
Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(14)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(15)	Raw milk produced at our dairy farms.

(16)	Includes hectares planted in the second harvest.

(17)	Does not include potential croppable areas being evaluated for transformation and does not include forage area.

Six-month period ended June 30, 2019 as compared to six-month period ended June 30, 2018
The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)
	(In thousands of $ )
Sales of goods and services rendered	387,601	371,486
Cost of goods sold and services rendered	(293,195)	(285,495)
Initial recognition and Changes in fair value of biological assets and agricultural produce	51,468	35,508
Changes in net realizable value of agricultural produce after harvest	(2,602)	7,348
Margin on manufacturing and agricultural activities before operating expenses	143,272	128,847
General and administrative expenses	(29,616)	(29,884)
Selling expenses	(48,133)	(39,644)
Other operating (expense) / income, net	(8,682)	85,551
Profit from operations before financing and taxation	56,841	144,870
Finance income	4,765	4,843
Finance costs	(64,406)	(169,689)
Other financial results - Net gain of inflation effects on the monetary items	42,016	—
Financial results, net	(17,625)	(164,846)
Profit / (Loss) before income tax	39,216	(19,976)
Income tax expense	(18,189)	9,443
Profit for the period / (Loss)	21,027	(10,533)

Sales of Goods and Services Rendered

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2019 (Unaudited)	75,656	60,318	31,339	836	219,452	387,601
2018 (Unaudited)	80,512	56,211	15,607	804	218,352	371,486

Sales of goods and services rendered increased 4.3%, from $371.5 million during the six-month period ended June 30, 2018 to $387.6 million during the same period in 2019, primarily as a result of:

• A $15.7 million increase in our Dairy segment mainly caused by (i) a 31.4% increase in volume of milk sold, measured in liters equivalent, from 43.6 million liters during the six-month period ended June 30, 2018 to 57.3 million liters during the same period in 2019, (ii) a 71.9% increase in rough milk selling prices, from $0.32 per liter during the six-month period ended June 30, 2018 to $0.55 per liter during the same period in 2019, mainly explained by the selling of manufactured production from our new industrial facilities in Morteros and Chivilcoy; and (iii) a $1.6 million positive effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina").

The increase in the volume of processed milk sold is mainly explained by an increase of 17.1% of fluid milk production in our own free-stalls, due to a 17.6% increase in volume of cows herd, from 7,371 average heads during the six-month period ended June 30, 2018 to 8,665 average heads for the same period in 2019, couped with 8.9 million liters of third parties fluid milk purchases that were processed in our industrial facilities.

• A $4.2 million increase in our Rice segment, mainly explained by a 30.0% increase in the volume of white rice sold, from 85.6 thousand tons during the six-month period ended June 30, 2018 to 111.2 thousand tons during the same period in 2019. The increase in the volume of white rice sold is, mainly due to (i) lower inventories build-up measured in rough rice, from 99.6 thousand tons during the six-month period ended June 30, 2018 to 60.2 thousand tons during the same period in 2019. This is mainly explained by our commercial strategy to postpone export sales from 2018; and (ii) a $1.2 million positive effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina").

The increase in volume sold was partially offset by (i) a 30.6% lower sales of By-products, from $17.5 million during the six-month period ended June 30, 2018, to $12.1 million during the same period in 2019; and (ii) a reduction in average selling prices from $453.0 per ton during the six-month period ended June 30, 2018 to $422.8 per ton during the same period in 2019.

• A $1.1 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 10.2% increase in the volume of sugar and ethanol sold, measured in TRS(*), from 597,0 thousand tons during the six-month period ended June 30, 2018 to 658.0 thousand tons during the same period in 2019; and (ii) a 41.6% higher volume of energy sold due to a 25.6% increase in cogeneration efficiency, from 56.7 MWh during the six-month period ended June 30, 2018 to 71.2 MWh during the same period in 2019 due to the burning of a stockpile of bagasse that was carried over from 2018 and by the burning of woodchips, coupled with higher commercialization of third parties energy, from 2.7 MWh during the six-month period ended June 30, 2018 to 42.5 MWh during the same period in 2019.

The increase in volume of sugar and ethanol sold measured in TRS was mainly due to (i) a 1.3% increase in milling, from 5.3 million tons during the six-month period ended June 30, 2018 to 5.4 million tons during the same period in 2019; and (ii) a 2.0% increase in TRS content of our sugarcane, from 119.7 kilograms per ton of sugarcane during the six-month period ended June 30, 2018 to 122.1 kilograms per ton of sugarcane during the same period in 2019. The increase in milling is explained by higher harvested area, from 53.2 thousand hectares during the six-month period ended June 30, 2018 to 61.6 thousand hectares during the same period in 2019. The increase in harvested sugarcane was partially offset by lower yields, from 95.8 tons per hectare during the six-month period ended June 30, 2018 to 85.0 tons per hectare during the same period in 2019.

The increase in volume sold was partially offset by (i) a 31.3% decrease in commercialization of third parties sugar, from 217.9 thousand tons during the six-month period ended June 30, 2018 to 149,8 thousand tons during the same period in 2019, (ii) a 12.2% decrease in the price of ethanol, from $564.5 per cubic meter during the six-month period ended June 30, 2018 to $495.7 per cubic meter during the same period in 2019, (iii) a 6.2% decrease in the price of sugar, from $326.3 per ton during the six-month period ended June 30, 2018 to $306.0 per ton during the same period in 2019; and (iv) a 16.0% decrease in the price of energy, from $73.3 per MWh during the six-month period ended June 30, 2018 to $61.6 per MWh during the same period in 2019.

The following chart sets forth the variables that determine our Sugar and Ethanol sales:

(*) On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms.

The following chart sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Six-month period ended June 30,
	2019	2018	Change %	2019	2018	Change %	2019	2018	Change %
	(Unaudited)
	(In millions of $)			(In thousands units)			(In dollars per unit)
Ethanol (M3)	155.3	143.7	8.1%	313.2	254.6	23.0%	495.7	564.5	(12.2)%
Sugar (tons)	37.4	52.3	(28.5)%	122.3	160.2	(23.7)%	306.0	326.3	(6.2)%
Energy (MWh)	26.5	22.3	18.8%	430.5	304.1	41.6%	61.6	73.3	(16.0)%
Others	0.3	0.1	200.0%
Total	219.5	218.4	0.5%

This was partially offset by:

•
a $4.9 million decrease in our Crops segment mainly driven by: (i) a 28.7% decrease in soybean prices, from $337.8 per ton in the six-month period ended June 30, 2018 to $240.8 per ton in the same period in 2019; (ii) a 1.4% decrease in corn prices, from $153.5 per ton in the six-month period ended June 30, 2018 to $151.3 per ton in the same period in 2019; and (iii) a 47.2% decrease in the volume of soybean sold, from 144.8 thousand tons in the six-month period ended June 30, 2018 to 76.4 thousand tons in the same period in 2019. The decrease in the volume of soybean sold was mainly driven by lower planted area from 81.3 thousand hectares in the six-month period ended June 30, 2018 to 73.3 thousand hectares for the same period of 2019, coupled with lower inventories carried from 2018. These decreases were partially offset by; (a) a $2.7 million positive effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina"), (b) a 73.5% increase in the volume of corn sold, from 135.3 thousand tons during the six-month period ended June 30, 2018 to 234.8 thousand tons for the same period in 2019, driven by higher yields, from 5.3 tons per hectare during the six-month period ended June 30, 2018 to 7.6 tons per hectare during the same period in 2019, and by an inventory build-up of 42.9 thousand tons during the six-month period ended June 30, 2018, compared to an inventory sell-off of 6.9 thousand tons during the same period in 2019, (c) a 372.7% increase in volume of peanut sold, from 1.1 thousand tons of non-processed peanut in the six-month period ended June 30, 2018 to 5.2 thousand tons of industrialized peanut in the same period in 2019 from our new processing facility of Mani del Plata, (d) a 25.3% increase in the volume of wheat sold, from 36.8 thousand tons during the six-month period ended June 30, 2018 to 46.1 thousand tons during the same period in 2019, due to higher yields, from 2.2 tons per hectare during the six-month period ended June 30, 2018 to 2.9 tons per hectare during the same period in 2019; and (e) a 16.0% increase in wheat selling prices, from $168.4 per ton during the six-month period ended June 30, 2018 to $195.4 per ton during the same period in 2019.

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Six-month period ended June 30,
	2019	2018	Chg %	2019	2018	Chg %	2019	2018	Chg %
	(Unaudited)
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	18.4	48.9	(62.4)%	76.4	144.8	(47.2)%	240.8	337.8	(28.7)%
Corn (1)	35.5	20.8	70.7%	234.8	135.3	73.5%	151.3	153.5	(1.4)%
Wheat (2)	9.0	6.2	45.2%	46.1	36.8	25.3%	195.4	168.4	16.0%
Peanut	4.5	0.6	650.0%	5.2	1.1	372.7%	869.4	554.5	56.8%
Others	5.5	4.0	37.5%
Adjustments	2.7	—	N/A
Total	75.7	80.5	(6.0)%

(1) Includes sorghum, popcorn.
(2) Includes barley, oats and chickpea.

Cost of Goods and Services Rendered

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2019 (Unaudited)	(76,326)	(45,090)	(27,788)	(566)	(143,425)	(293,195)
2018 (Unaudited)	(80,589)	(46,273)	(14,979)	(540)	(143,114)	(285,495)
In the case of our agricultural produce sold to third parties (i.e. soybean, corn, wheat and fluid milk), the value of Cost of Goods and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the agricultural produce is sold to third parties we do not record any additional profit as the gain or loss has already been recognized.
In the case of our manufactured products sold to third parties (i.e. sugar, ethanol, energy, white rice, processed milk and peanut), the profit is recognized when they are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e. harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.

Cost of manufactured products sold and services rendered increased 2.7%, from $285.5 million during the six-month period ended June 30, 2018 to $293.2 million during the same period in 2019. This increase was primarily due to:

•
a $12.8 million increase in our Dairy segment, explained by increase in volume of processed milk sold by our new industrial facilities in Morteros and Chivilcoy, compared to null processed milk during the six-month period ended June 30, 2018, coupled with a $1.4 million negative effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina").

•	a $0.3 million increase in our Sugar, Ethanol and Energy segment, mainly due to a 0.5% increase in Sales of Goods and Services Rendered.
Partially offset by:

•
a $1.2 million decrease in our Rice segment, mainly due to 25.5% lower unitary cost in dollar terms due to depreciation of the Argentine Peso, coupled with efficiency gains in industrial performance. This was partially offset, (i) by a 30.0% increase in the volume of white rice sold; and (ii) a $0.4 million negative effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina").

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2019 (Unaudited)	23,992	15,485	5,906	(157)	6,242	51,468
2018 (Unaudited)	23,773	12,703	5,500	4	(6,472)	35,508

Initial recognition and changes in fair value of biological assets and agricultural produce increased 44.9%, from $35.5 million during the six-month period ended June 30, 2018 to $51.5 million during the same period in 2019. The increase was mainly due to:

•
A $12.7 million increase in our Sugar, Ethanol and Energy segment from a loss of $6.5 million during the six-month period ended June 30, 2018 (of which $14.0 million were unrealized losses) to a gain of $6.2 million during the same period in 2019 (which includes $2.9 million of unrealized gains). This increase was mainly due to:

- A $16.8 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $14.0 million during the six-month period ended June 30, 2018 to a gain of $2.8 million in the same period in 2019, mainly generated by a decrease in projected sugar prices during the six-month period ended June 30, 2018, compared to an increase in projected sugar prices in the same period in 2019, coupled with increase in sugarcane area.

Partially offset by:

- A $4.1 million decrease in the recognition at fair value less cost to sell of harvested sugarcane, from a gain of $7.5 million during the six-month period ended June 30, 2018 to a gain of $3.4 million during the same period in 2019 due to the decrease in sugarcane yields.

•
A $2.8 million increase in our Rice segment, due to an increase in the recognition at fair value less cost to sell of harvested rice at the point of harvest, from $12.7 million during the six-month period ended June 30, 2018 (of which $9.4 million were unrealized) to $15.5 million during the same period in 2019 (of which $9.4 million were unrealized), mainly explained by a positive impact of $0.7 million effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina"); coupled with lower costs in dollar terms, due to the Argentine Peso real depreciation during the last year.

•
a $0.4 million increase in our Dairy segment, mainly due to the increase in the recognition at fair value less cost to sell of fluid milk, from $5.5 million during the six-month period ended June 30, 2018 (of which $3.7 million were realized) to $5.9 million during the same period in 2019 (of which $7.3 million were realized), mainly due to:

- A $0.4 million effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina").

- A $3.6 million increase in the recognition at fair value less cost to sell of realized production, from $3.7 million during the six-month period ended June 30, 2018 to $7.3 million in the same period in 2019, mainly due to a 17.6% increase in milking cows, from 7,371 average heads during the six-month period ended June 30, 2018 to 8,665 average heads for the same period in 2019 as we are completing capacity of our third free-stall.

Partially offset by:

- A $3.6 million decrease in the recognition at fair value less cost to sell of unrealized production, from a gain of $1.8 million during the six-month period ended June 30, 2018 to a loss of $1.8 million in the same period in 2019, mainly due to real depreciation of the Argentine Peso during the six-month period ended June 30, 2018, compared to real appreciation of the Argentine Peso during the same period in 2019, which impacts on the valuation of the cow herd.

•
A $0.2 million increase in our Crops segment from $23.8 million during the six-month period ended June 30, 2018 (of which $9.8 million were unrealized) to $24.0 million during the same period in 2019 (of which $17.3 million were unrealized). This increase is primarily due to

- A $1.7 million effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina").
- The recognition at fair value less cost to sell of non-harvested crops, increased $3.6 million, from negative $0.2 million in the six-month period ended June 30, 2018 to $3.4 million in the same period in 2019, mainly due to higher projected corn prices.
Partially offset by:
- A decrease of $5.1 million in the recognition at fair value less cost to sell of harvested crops at the point of harvest, from $24.0 million in the six-month period ended June 30, 2018 to $18.9 million in the same period in 2019, mainly due to lower local commodities prices at the moment of harvesting. This decrease was partially offset by (i) higher grain production; (ii) lower production costs in dollar terms, due to the depreciation of the Argentine Peso.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2019 (Unaudited)	(2,602)	—	—	—	—	(2,602)
2018 (Unaudited)	7,348	—	—	—	—	7,348

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports.

Changes in net realizable value of agricultural produce after harvest decreased from a gain of $7.3 million during the six-month period ended June 30, 2018 to a loss of $2.6 million during the same period in 2019. This decrease is mainly explained by the result of the valuation of soybean and corn forward contracts which generated a loss due to a increase in prices during the six-month period ended June 30, 2019, compared to a higher fair value of our crops held in inventories during the same period in 2018.

General and Administrative Expenses

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2019 (Unaudited)	(2,612)	(3,620)	(1,993)	(93)	(11,452)	(9,846)	(29,616)
2018 (Unaudited)	(2,040)	(2,458)	(1,493)	(50)	(14,035)	(9,808)	(29,884)

Our general and administrative expenses decreased 0.9%, from $29.9 million during the six-month period ended June 30, 2018 to $29.6 million during the same period in 2019. The decrease is mainly explained as a result of the depreciation of the Argentine Peso, which was partially offset by the effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina"), which generated an increase in depreciation expenses for Crops, Rice and Dairy segments.

Selling Expenses

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2019 (Unaudited)	(4,036)	(13,266)	(2125)	(84)	(28,365)	(257)	(48,133)
2018 (Unaudited)	(2,995)	(7,968)	(201)	(90)	(28,330)	(60)	(39,644)

Selling expenses increased 21.4%, from $39.6 million during the six-month period ended June 30, 2018 to $48.1 million during the same period in 2019. This increase is explained by:

•
a $5.3 million increase in the Rice segment, due to the increase in white rice sales by 30.0%, coupled with a higher mix of sales destined to export market which has higher selling expenses due to export taxes in Argentina since September 2018, and partially offset by the effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina").

•
a $1.9 million increase in the Dairy segment, mainly due to higher exports of powder milk, from 0.8 thousand liters equivalent during the six-month period ended June 30, 2018 to 10.8 thousand liters equivalent during the same period for 2019. This was partially offset by the effect of hyperinflation accounting and translation for our Argentine operations (See "Hyperinflation in Argentina").

•
a $1.0 million increase in our Crops segment, mainly due to export taxes paid from export sales of peanut during the six-month period ended in June 30, 2019 compared to null exports taxes of peanut during the same period of 2018.

Other Operating (Expense) /Income, Net

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Land Transformation	Total segment reporting
	(In thousands of $)
2019 (Unaudited)	(6,390)	285	297	(3,491)	(353)	(384)	1,354	(8,682)
2018 (Unaudited)	(2,602)	282	(38)	15,920	35,854	(92)	36,227	85,551

Other operating income decreased from a gain of $85.6 million during the six-month period ended June 30, 2018 to loss of $8.7 million during the same period in 2019, primarily due to:

•
a $36.2 million decrease in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of our sugar hedge positions. The $35.9 million for the period ended June 30, 2018 is explained by the decrease in prices, which generated a positive effect in our sugar hedge positions.

•
a $34.9 million decrease in Land Transformation segment due to $36.2 million for sale of "Rio de Janeiro" and "Conquista" farms, located in Brazil, for a total consideration of $53.0 million for 9,300 croppable hectares, during the six-month period ended June 30, 2018 to $1.4 million for the sale of "Alto Alegre" farm, located in Brazil, for a total consideration of $16.8 million for 6,080 hectares.

•	a $19.4 million decrease in All Other Segments related to lower net gains from the fair value adjustment of Investment property, composed of own farms under lease agreements (i.e. beef cattle farms).

•	a $3.8 million decrease in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.

Financial Results, Net
Our financial results, net increased from a loss of $164.8 million during the six-month period ended June 30, 2018 to a loss of $17.6 million during the same period in 2019. This was mainly due to (i) a 89.7% decrease in foreign exchange losses, from a loss of $125.3 million during the six-month period ended June 30,2018 to a loss of $12.9 million during the same period in 2019, mainly explained by a lower impact on our dollar denominated debt by the 55.2% depreciation of the Argentine Peso during the six-month period ended June 30, 2018 compared to a 12.6% depreciation of the Argentine Peso during the same period in 2019, (ii) a positive impact of $42.0 million regarding inflation accounting effect, (iii) a 13.0% increase of interest expense, from $27.4 million during the six-month period ended June 30,2018 to $31.0 million during the same period in 2019, mainly explained by higher indebtedness position during the six-month period ended June 30, 2019; and (iv) a $3.6 million increase in lease liabilities due to adoption of IFRS 16 in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases.

The following table sets forth the breakdown of financial results for the periods indicated.

	Six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)	% Change (Unaudited)
	(In $ thousands)
Interest income	3,646	4,242	(14.0)%
Interest expense	(30,970)	(27,404)	13.0%
Finance Cost - Related to lease liabilities	(3,587)	—	100.0%
Foreign exchange losses, net	(12,897)	(125,272)	(89.7)%
Cash flow hedge – transfer from equity	(11,981)	(7,327)	63.5%
Gain / (Loss) from interest rate /foreign exchange rate derivative financial instruments	278	(6,759)	(104.1)%
Taxes	(1,820)	(2,068)	(12.0)%
Other income / (expense)	(2,310)	(258)	795.3%
Other financial results - Net gain of inflation effects on the monetary items	42,016	—	100.0%
Total Financial Results	(17,625)	(164,846)	(89.3)%

Income Tax expense
Current income tax expense totaled a loss of $18.2 million during the six-month period ended June 30, 2019, which equates to a consolidated effective tax rate of 46.4%. For the same period in 2018, we registered an income tax gain of $9.4 million. In 2019, we recorded effects of the changes in the statutory income tax rate in Argentina for $3.1 million and non-taxable income for $5.1 million, mainly in our Brazilian subsidiaries. This effects was partially offset by a loss of $11.4 related to the effects of the application of IAS 29 on Argentina Shareholder's equity.

(Loss)/Profit for the period
As a result of the foregoing, our net income during the six-month period ended June 30, 2019 increased $31.6 million, from a loss of $10.5 million during the same period in 2018 to a gain of $21.0 million in 2019.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Six-month period ended June 30, 2019 and 2018

The table below reflects our statements of Cash Flow for the six-month period ended June 30, 2019 and 2018.

	For the six-month period ended June 30,
	2019	2018
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	273,635	269,195
Net cash generated from operating activities	78,728	31,734
Net cash used in investing activities	(176,018)	(108,016)
Net cash used from financial activities	(30,607)	(35,394)
Effect of exchange rate changes on cash and cash equivalent	(7,748)	(12,811)
Cash and cash equivalent at the end of the period	137,990	144,708

Operating Activities
Period ended June 30, 2019
Net cash generated by operating activities was $78.7 million for the six-month period ended June 30, 2019. During this period, we generated a net gain of $21.0 million that included non-cash charges relating primarily to depreciation of fixed assets and right of use asset and amortization for $101.2 million, losses from interest and other expenses, net of $30.9 million, losses from foreign exchange, net of $12.9 million and $12.0 million Cash Flow hedge transfer from Equity. All these effects were partially offset by a gain in initial recognition and changes in fair value of non-harvested biological assets unrealized for $28.9 and a net gain of inflation effects on the monetary items for $42.0 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $57.7 million, primarily due to an increase of $16.6 million in trade and other receivables, an increase of $69.4 million in inventories and a decrease of $22.7 million in trade and other payables. All these effects were partially offset by a decrease of $45.9 million in biological assets,.

Period ended June 30, 2018
Net cash generated by operating activities was $31.7 million for the six-month period ended June 30, 2018. During this period, we generated a net loss of $10.5 million that included non-cash charges relating primarily to depreciation and amortization of $70 million, losses from interest and other expenses, net of $23.1 million, losses from foreign exchange, net of $125.3 million and $7.3 million Cash Flow hedge transfer from Equity. All these effects were partially offset by a gain from the sale of subsidiaries of $36.2, a gain from derivative financial instruments of $25.1 million, net gain from fair value adjustment of Investment property for $15.9 million, gain from initial recognition and changes in fair value of non-harvested biological assets unrealized of $7.5 million and changes in net realizable value of agricultural produce after harvest unrealized of $7.9.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $83.4 million, primarily due to an increase of $82.5 million in inventories, an increase of $54.2 million in trade and other receivables, a decrease of $9.2 million in trade and other payables. All these effects were partially offset by a decrease of $27.7 million in derivative financial instruments and a decrease of $32.6 million in biological assets.

Investing Activities

Period ended June 30, 2019

Net cash used in investing activities totaled $176.0 million in the six-month period ended June 30, 2019. Capital expenditures totaled $186.2 million, with the following amounts directed as follows: (i) $49.7 million, to the renewal and expansion of our sugarcane plantation and (ii) $136.5 million, mainly driven by the purchase of agricultural and industrial equipment related to the ongoing investment in the expansion of crushing capacity in Ivinhema and the acquisition of two milk processing facilities, two brands from SanCor and one peanut processing facility, partially offset by collections from farm sales of $5.8 million and interest gains of $3.6 million.

Period ended June 30, 2018

Net cash used in investing activities totaled $108 million in the six-month period ended June 30, 2018. Capital expenditures totaled $118.2 million, with the following amounts directed as follows: (i) $47 million, to the renewal and expansion of our sugarcane plantation and  (ii) $71.2 million, to the construction of our Free stall number 3, which started operating as of August 27, 2018, coupled with the purchase of agricultural and industrial equipment related to the ongoing investment in the expansion of crushing capacity in Ivinhema, partially offset by collections from farm sales of $5.2 million and interest gains of $4.2 million.

Financing Activities

Period ended June 30, 2019

Net cash used in financing activities was $30.6 million in the period ended June 30, 2019, primarily derived from the incurrence of new long and short term borrowings for $10.1 million and $148.5 million, respectively which will be used to finance part of the capital expenditure plan. This effect was primarily offset by net payments of long and short term borrowings in the amounts of $57.4 million and $67.9 million, respectively, and $31.9 million of interest paid.

Period ended June 30, 2018

Net cash used in financing activities was $35.4 million in the period ended June 30, 2018, primarily derived from the incurrence of (i) a new $50.7 million long term loan with Rabobank which will be used to finance part of the capital expenditure plan; and (ii) a short term debt of $19.7 million to finance working capital. This effect was primarily offset by net payments of long term borrowings in the amounts of $62.9 million, $26.4 million of interest paid and $15.7 million of shares repurchased.

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Form 20-F). As of June 30, 2019, our cash and cash equivalents amounted to $138.0 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

We believe we have sufficient liquidity to meet our current working capital requirements for next twelve months.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding lease liabilities and obligations under finance leases) and our exposure to fixed and variable interest rates:

	June 30, 2019	December 31, 2018
	(unaudited)
Fixed rate:
Less than 1 year	146,628	105,708
Between 1 and 2 years	16,772	16,287
Between 2 and 3 years	25,924	25,704
Between 3 and 4 years	35,892	43,507
Between 4 and 5 years	26,089	26,415
More than 5 years	505,704	505,456
	757,009	723,077
Variable rate:
Less than 1 year	60,119	37,724
Between 1 and 2 years	33,653	17,278
Between 2 and 3 years	26,472	29,861
Between 3 and 4 years	21,189	22,886
Between 4 and 5 years	14,774	18,251
More than 5 years	—	12,444
	156,207	138,444
	913,216	861,521

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

During 2019 and 2018 the Company was in compliance with all financial covenants.

Short-term Debt.

As of June 30, 2019, our short term debt totaled $206.7 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

During the six-month period ended June 30, 2019, our capital expenditures totaled $186.2 million . Our capital expenditures consisted mainly of purchases of property, plant and equipment, mainly related to the renewal and expansion of our sugarcane plantation $49.7 million, $128.5 million related to purchase of agricultural and industrial equipment and $8.0 million related with trademarks and to the peanut processing facility, totaling $186.2 million.